P.E. 1/1/02

02012288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

Metalink Ltd.
(Translation of registrant's name into English)

Yakum Business Park, Yakum 60972, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

The following are included in this Report on Form 6-K:

1. Press release dated January 24, 2002.

Metalink
Broadband Access

Contacts:

Ofer Lavie
Chief Financial Officer
Metalink Ltd.
Tel: 972-9-960-5555
Fax: 972-9-960-5544

Carl Hymans
Investor Relations
G.S. Schwartz & Co. Inc.
Tel: 212-725-4500
Fax: 212-725-9188

METALINK REPORTS FOURTH QUARTER AND TWELVE MONTH RESULTS

YAKUM, Israel – January 24, 2002–Metalink Ltd. (NASDAQ: MTLK) http://www.metalinkdsl.com today reported results for the fourth quarter and twelve months ended December 31, 2001.

For the fourth quarter ended December 31, 2001, revenue rose 42% to $1.7 million compared to $1.2 million for the third quarter ended September 30, 2001. The fourth quarter revenues were in line with the financial outlook Metalink communicated in a January 2, 2002 press release.

Metalink reported a loss for the fourth quarter of 2001 of $4.1 million, or $0.22 per share, compared to a loss of $4.4 million, or $0.24 per share on a fully diluted basis for the third quarter ended September 30, 2001.

For the twelve months ended December 31, 2001, Metalink reported revenues of $14 million compared to $23.3 million reported for the twelve months ended December 31, 2000. The net loss for the twelve months ended December 31, 2001 was $11.1 million or $0.61 per share on a fully diluted basis compared to a profit of $2.3 million, or $0.11 per share for the twelve months ended December 31, 2000.

Metalink's book-to-bill ratio was well above one for the fourth quarter. The Company maintained its strong cash, cash equivalents and short and long term investment position with $90 million in the fourth quarter of 2001.

"As we stated in our recent press release, we continue to see signs of improvement in our business. We are confident in our strategy of maintaining a solid cash position, controlling expenses to minimize cash burn rate, maximizing revenues from our relatively robust T1/E1 transport market offerings and leadership in emerging markets. We are enhancing our position in the emerging VDSL market and in the SHDSL market by generating major new design wins, including those recently announced with Lucent, Next Level and Siemens. We are pleased with the successful field deployments of our new products by our customers and expect this success to significantly contribute to our revenues as general market conditions continue to improve," said Tzvi Shukhman, Chairman and CEO of Metalink.

About Metalink Ltd.:

Metalink, a fabless semiconductor company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment makers. Metalink's broadband silicon solutions enable cost effective, very high speed streaming video, voice and data transmission and delivery throughout worldwide communication networks.

The Company's top-level algorithmic designers, along with its leadership in standards bodies worldwide, are establishing Metalink as a leader in the field of broadband access.

Metalink continues to implement its strategic growth plan of focusing on high growth video deployment and voice over Digital Subscriber Line (DSL) applications and capitalizing on its industry leading SHDSL and VDSL technologies.

Metalink's headquarters are located at Yakum Business Park, Yakum, 60972 Israel, Tel: 972-9-9605555, Fax: 972-9-9605544. Metalink's U.S. Subsidiary is located at 105 Lake Forest Way, Folsom, CA 95630 Tel: 916/355-1580, Fax: 916/355-1585.

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include, without limitation, the growth rate or decline of the markets into which the company sells its products; market acceptance of and demand for the products of the company and those of the company's customers; unanticipated delays or problems in the introduction of the company's products, both current and new; the company's ability to introduce new products in accordance with OEM design requirements and design cycles; new product announcements or product introductions by the company and the company's competitors; availability and cost of manufacturing sources for the company's products; supply constraints for components incorporated into the company's customers' products; changes in the mix of sales to OEMs and distributors; incorrect forecasting of future revenues, expenses and or earnings; the volume of orders that are received and can be filled in a quarter; the rescheduling or cancellation of orders by customers; costs associated with protecting the company's intellectual property; costs associated with research and development; changes in grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel; changes in taxes; changes in product mix; changes in product costs and pricing; and the possible impact of currency and interest rate of fluctuations. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report on Form 20-F.

METALINK LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended December 31,		Year ended December 31,	
	2001	2000	2001	2000
	(Unaudited)		(audited)	
	(U.S dollars in thousands, except share and per share data)			
Revenues	$ 1,723	$ 7,362	$ 14,049	$ 23,302
Cost of revenues:				
Costs and expenses (excluding $53 and $58 of non-cash compensation in the year ended 2001 and 2000, respectively)	886	3,055	6,086	9,794
Royalties to the Government of Israel	36	147	364	469
Total cost of revenues	922	3,202	6,450	10,263
Gross profit	801	4,160	7,599	13,039
Operating expenses:				
Gross research and development (excluding $188 and $242 of non-cash compensation in the year ended 2001 and 2000, respectively)	3,830	4,080	17,060	12,592
Less - Royalty bearing grants	743	814	3,457	3,381
Research and development, net	3,087	3,266	13,603	9,211
Sales and marketing, net (excluding $172 and $205 of non-cash compensation in the year ended 2001 and 2000, respectively)	1,146	999	5,465	3,665
General and administrative (excluding $332 and $286 of non-cash compensation in the year ended 2001 and 2000, respectively)	1,153	826	3,526	3,042
Non-cash compensation	219	200	745	791
Total operating expenses	5,605	5,291	23,339	16,709
Operating loss	(4,804)	(1,131)	(15,740)	(3,670)
Financial income, net	707	1,869	4,629	5,986
Net (loss) income	$ (4,097)	$ 738	$ (11,111)	$ 2,316
Earnings (loss) per share:				
Basic	$ (0.22)	$ 0.04	$ (0.61)	$ 0.13
Diluted	$ (0.22)	$ 0.04	$ (0.61)	$ 0.11
Shares used in computing earnings (loss) per ordinary share:				
Basic	18,263,025	18,787,828	18,260,798	18,269,556
Diluted	18,263,025	20,446,862	18,260,798	20,773,382

METALINK LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2001	2000
	(U.S. dollars in thousands) (audited)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 15,946	$ 8,851
Short-term investments	64,967	86,268
Trade accounts receivable	1,966	3,782
Other receivables	796	2,397
Prepaid expenses	706	665
Inventories	2,806	2,013
Total current assets	87,187	103,976
Long-term investments	9,172	15,344
Severance pay fund	827	546
Property and equipment		
Cost	11,995	7,911
Less - Accumulated depreciation and amortization	4,448	2,511
	7,547	5,400
	$104,733	$125,266
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Trade accounts payable	$ 1,473	$ 3,631
Other payables and accrued expenses	3,284	3,021
Total current liabilities	4,757	6,652
Accrued severance pay	1,479	982
Shareholders' equity		
Ordinary shares of NIS 0.1 par value (Authorized - 50,000,000 shares, issued and outstanding – 19,194,988 and 18,832,024 shares as of December 31, 2001 and 2000, respectively)	580	574
Additional paid-in capital	127,029	125,942
Deferred stock compensation	(1,650)	(2,026)
Accumulated deficit	(17,577)	(6,466)
	108,382	118,024
Treasury stock, at cost:898,500 and 40,000 shares as of December 31, 2001 and 2000, respectively	(9,885)	(392)
Total shareholders' equity	98,497	117,632
	$ 104,733	$125,266

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALINK LTD.

Date: January 29, 2002

By________________
Ofer Lavie
Chief Financial Officer